June 11, 2009
Securities and Exchange Commission
Attn: Ms. Celeste M. Murphy
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-3720
Re:	Lighting Science Group Corporation Preliminary Information Statement on Schedule 14C Filed June 3, 2009 File No. 0-20354
Dear Ms. Murphy:
On behalf of our client, Lighting Science Group Corporation (the “Company”), we submit the following responses to the letter dated June 5, 2009, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”). The Company’s responses to the Staff’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Staff. For your convenience, we are also sending to Jessica Plowgian a copy of this letter. Please be advised that the information provided herein has been obtained from the Company. Capitalized terms used herein and not defined shall have the meaning given to such terms in the Information Statement.
1.	We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding an aggregate of 71.4% of the outstanding shares of your common stock as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder’s relationship to the company. Please also explain how the stockholders’ consent was obtained in a manner that was exempt from the proxy solicitation rules.

Response:

The Company did not “solicit” the approval of any stockholders with respect to the actions taken by written consent and disclosed in the Information Statement. The Written Consent in Lieu of a Special Meeting of the Stockholders of the Company (the “Written Consent”) approving the Company’s Second Amended and Restated Certificate of Incorporation was executed on June 2, 2009, solely by LED Holdings, Inc. (“LED Holdings”). As of the Record Date, LED Holdings held voting rights representing approximately 63.1% of the outstanding shares of all of the Company’s capital stock and approximately 59.8% of the outstanding shares of the Company’s common stock.

On February 13, 2009, the Company executed a Promissory Note in favor of Pegasus Partners IV, L.P. (“Pegasus IV”). Pegasus IV is the majority equity holder of LED Holdings. As a condition to executing the Promissory Note, Pegasus IV and the Company entered into a letter agreement dated February 13, 2009 (the “Letter Agreement”), pursuant to which the Company agreed to use

U.S. Securities and Exchange Commission
June 11, 2009

its best efforts to conduct a rights offering (the “Rights Offering”) during the second fiscal quarter of 2009. The Letter Agreement defined the basic terms of the Rights Offering, which are disclosed in the Information Statement. Subsequent to the date of the Letter Agreement, representatives of Pegasus IV (as the majority equity holder of LED Holdings) and its affiliates and the Company agreed that the Company should further amend and restate the Company’s Amended and Restated Certificate of Incorporation to reallocate the Company’s previously authorized 500 million shares of capital stock between common stock and preferred stock (the “Amendment”) in order to complete the Rights Offering. Further, in an effort to conserve Company resources and expedite the effective date of the Amendment, LED Holdings suggested that it execute the Written Consent, in accordance with the Company’s Amended and Restated Bylaws, to approve the Amendment, rather than the Company hold a special meeting and solicit the vote of the Company’s stockholders. Because LED Holdings furnished the Company with a written consent without solicitation on the part of the Company, the Company believes that the receipt of such written consent did not involve a solicitation within the meaning of Rule 14a-1(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

In response to the Staff’s comment, the Company will revise the Information Statement (with the filing of the definitive information statement on Schedule 14C) to reflect the fact that one stockholder holding voting rights representing approximately 63.1% of the outstanding shares of all of the Company’s capital stock and approximately 59.8% of the outstanding shares of the Company’s common stock executed the Written Consent approving the Amendment.
2.	It appears that the amendments to your certificate of incorporation are necessary in order to conduct a rights offering. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the rights offering, including the disclosure under Items 11 and Item 13(a) of Schedule 14A. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.
Response:
The Company carefully considered the disclosure required by Items 11 and 13(a) of Schedule 14A in preparing and filing the Information Statement and determined that such disclosure was not required to be included in the Information Statement for the following reasons:
1. The Written Consent does not authorize additional securities.
Items 11 and 13(a) of Schedule 14A require registrants to provide certain disclosure “if action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant.” The Company does not believe that the Amendment approved by the Written Consent authorizes additional securities because: (i) the Amendment does not “authorize” any additional shares of the Company’s capital stock, but instead reallocates a number of the Company’s previously authorized 500 million shares of capital stock between common and preferred stock, and (ii) the Company’s stockholders have already authorized the Board of Directors of the Company (the “Board”) to issue additional shares of the Company’s common stock and preferred stock without stockholder approval and upon such terms as the Board may determine.

U.S. Securities and Exchange Commission
June 11, 2009

As disclosed in the Information Statement, the Amendment changes the allocation of the Company’s previously authorized 500 million shares of capital stock between common stock and preferred stock. Specifically, the Amendment decreases the authorized common stock from 495 million shares to 400 million shares and increases the authorized preferred stock from 5 million shares to 100 million shares. Because the Amendment does not authorize any new capital stock, the Company does not believe that Items 11 or 13(a) of Schedule 14A apply to the reallocation contemplated by the Amendment.
As currently in effect, the Company’s Amended and Restated Certificate of Incorporation authorizes the Board to issue additional shares of the Company’s common stock and preferred stock without stockholder approval and upon such terms as the Board may determine. Therefore, the Company further believes that the stockholders of the Company have already authorized the Board to designate and issue the shares of common and preferred stock currently contemplated by the Rights Offering and, consequently, that the Amendment is not an authorization of such stock.
2. If the Amendment is deemed to be an authorization of securities, then any additional information required to be disclosed by Items 11 or 13(a) of Schedule 14A in the Information Statement is immaterial to the stockholders receiving the Information Statement.
Notwithstanding the Company’s belief that the Amendment approved by the Written Consent does not involve an authorization of additional capital stock, if the Amendment is deemed to involve the authorization of securities, then the Company does not believe that it is required to disclose the information required by Item 13(a) of Schedule 14A because such information is immaterial to the stockholders receiving the Information Statement. Pursuant to Instruction 1 of Item 13, disclosure pursuant to Item 13(a) is not required to the extent that such disclosure is “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” Instruction 1 states that information is normally deemed material where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but that such information is not material where the matter to be acted upon is the authorization or issuance of common stock.
Although the Company is contractually obligated to use its best efforts to conduct the Rights Offering, as indicated above and in the Information Statement, subject to the approval of Pegasus IV, the terms of the Series D Preferred Stock may change between the filing of the Information Statement and the filing of a Certificate of Designation regarding the Series D Preferred Stock with the Delaware Secretary of State. Currently, the Company contemplates that the Series D Preferred Stock will rank junior to the Company’s 6% Convertible Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and senior only to the Company’s common stock. Although the Series D Preferred Stock will rank senior to the common stock, all holders of the Company’s common stock will be provided the opportunity to purchase units consisting of shares of Series D Preferred Stock pursuant to the Rights Offering. In addition, the Company contemplates that the units issuable pursuant to the Rights Offering will consist of Warrants to purchase common stock of the Company. Because (i) the Series D Preferred Stock that will be offered pursuant to the Rights Offering is expected to rank senior only to the Company’s common stock, (ii) each common stockholder of the Company will be given the opportunity to participate in the Rights Offering and purchase any such shares of Series D Preferred Stock and (iii) the securities underlying the Warrants offered pursuant to the Rights Offering will rank pari passu with the Company’s common stock, the Company does not believe that the information required by Item 13(a) is material for the exercise of prudent judgment in regard to the matter to be acted

U.S. Securities and Exchange Commission
June 11, 2009

upon and thus may be omitted from the Information Statement in accordance with Instruction 1 to Item 13 of Schedule 14A.
In addition, the Company believes that it is unnecessary to provide its stockholders with the information required by Item 13(a) of Schedule 14A at this time. In this regard, financial information substantially similar to that required in Item 13(a) of Schedule 14A will be included in a Registration Statement to be filed on Form S-1 at the time of the Rights Offering (the “Registration Statement”), and as a result, this information will be available to Holders at the time of their investment decision. Furthermore, the Company’s disclosure of the terms of the securities offered pursuant to the Rights Offering and the corresponding financial statement disclosure and analyses will likely be more accurate and relevant at a time more proximate to the offering than any disclosure that the Company could provide at this time in the Information Statement. For example, the terms of the Rights Offering may change as a result of market conditions and, consequently, disclosure provided in the Information Statement may become misleading.
The Company further believes that the Information Statement describes the material terms of the Rights Offering and the securities issuable pursuant thereto, as currently contemplated. Therefore, the Company believes that no additional disclosure is warranted by Item 11 of Schedule 14A. Although the additional information required by Items 11 and 13(a) of Schedule 14A will become material to each Holder’s investment decision to participate in the Rights Offering at the time of the Rights Offering, such information is not material with respect to the Information Statement, and therefore need not be included in the Information Statement in accordance with Instruction 1 to Item 13 of Schedule 14A.
Similarly, the Company does not believe that Note A to Schedule 14A requires the Company to disclose the information required by Items 11 and 13(a) in the Information Statement because the Company’s Holders will be provided with such information, including financial information substantially similar to that required by Item 13(a) of Schedule 14A upon the Company’s filing of the Registration Statement at the time of the Rights Offering and prior to any investment decision by the Holders.
     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Gregory R. Samuel, Esq. at (214) 651-5645.
Very truly yours,
/s/ Gregory R. Samuel
Gregory R. Samuel
(214) 651-5645
Greg.Samuel@haynesboone.com
cc:	Jessica Plowgian Zach Gibler Govi Rao John Mitchell